FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2007

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

June 5, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Results from first drill hole at C de Baca uranium project in New Mexico confirm historic data from Occidental Minerals

MAX Resource Corp. is pleased to announce that it has received the results of the first drill hole at its wholly-owned C de Baca uranium project in Socorro County, New Mexico.   Results from the first drill hole at C de Baca, CDB-1, confirm a historic drill result achieved by Occidental Minerals (“Oxymin”) of 5.5 feet of 0.043% eU308 at 300 feet and a second mineralized zone of 4 feet of 0.024% eU3O8 at 317 feet.

The C de Baca Project is located 14 miles north of the town of Magdalena and 100 miles south of Albuquerque, New Mexico and comprises 108 uranium claims previously explored by Oxymin, an Occidental Petroleum company, in the 1980’s.  Oxymin drilled 216 holes, with the best drill hole intersecting 7.5 feet of 0.20% U3O8 at a depth of 291 feet, and identified an exploration target of 1.67 million tons grading 0.18% U3O8 (approximately 6 million lbs of U3O8*).  This information is taken from data MAX acquired on the project in June 2006 which includes drill logs and thickness maps from the original work done by Oxymin.

The current drill program is comprised of 14 drill holes and is designed to allow MAX to be able to confirm the historic Oxymin drilling data in order to enable a resource estimate in compliance with NI 43-101.

The first hole of the current program, CDB-1, is a twin of hole BR-23 drilled by Oxymin in the 1980’s which contained:

Oxymin hole #

Total Depth

Interval

Mineralization

BR-23

520 feet

305.5-307.5

0.062% eU3O8

323.5-325.0

0.036% eU3O8

345.0

Anomalous

356.0

Anomalous

The current results achieved by MAX at CDB-1 were through gamma ray probe readings by Jet West Geophysical Services LLC of Farmington, New Mexico and include:

MAX Hole #

Total Depth

Interval

Mineralization

CDB-1

378.0 feet

300-305.5

0.043% eU3O8

Containing

301.0-301.5

0.06% eU3O8

Containing

301.5-302.0

0.10% eU3O8

Containing

302.0-302.5

0.09% eU3O8

Containing

302.5-303.0

0.05% eU3O8

Second Zone

317.5-321.5

0.024% eU3O8

Clancy J. Wendt, VP Exploration for MAX Resource Corp., states “This first hole confirms previous mineralization identified by Oxymin and has a thicker zone of mineralization than the original Oxymin hole, as CDB-1 has 5.5 feet of 0.043% eU3O8 and a second zone of mineralization which contains 4 feet of 0.024% eU3O8 at a depth of 317.5 feet.”

Gamma, Spontaneous Potential (SP), and Resistivity values were logged by Jet West Geophysical Services LLC of Farmington, New Mexico. The Gamma portion of the downhole logging tool was calibrated by uranium-industry standard values located in mines at Grants, New Mexico. In situ uranium grades, expressed as equivalent U3O8 (“eU3O8”) are calculated using the digital gamma ray values acquired by the downhole logging tool and uranium industry standard techniques for gamma log interpretation. Downhole gamma log interpretation has historically been found to be an accurate representation of in situ grades for uranium mineralization in the Magdelana District.   Historic drilling by Occidental Minerals was compared to the current work and found to be identical or that the present values were higher.  Chemical assays of samples will be done and  used to determine relative trace element concentrations as a guide to future drilling.

The C de Baca Uranium Project is managed by Mr. Clancy J. Wendt, P. Geo., and a Qualified Person as defined by National Instrument 43-101 guidelines. This Press Release has been prepared and revised under the supervision of Clancy Wendt, VP Exploration for Max Resource Corp.  Stewart Brothers of Grants, New Mexico is the drilling contractor.  Sample recovery for lithologic examination is excellent.

*Note: This report by Occidental Minerals was not NI 43-101 compliant and predates NI 43-101.   The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.  MAX intends to upgrade any historic resource figures to comply with NI 43-101 reporting standards on completion of drilling.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

June 19, 2007

 TSX-V Symbol: MXR

              OTC BB Symbol: MXROF

               Frankfurt: M1D

NEWS RELEASE

MAX intersects Uranium at C de Baca with 6.5 feet of 0.136% eU308 and 5 feet of 0.167% eU308.

MAX Resource Corp. (TSX-V: MXR; OTC BB: MXROF) is pleased to announce that it has received results from  six drill holes, CDB-2 to CDB-7, at its 100% owned C de Baca uranium project in Socorro County, New Mexico.  The highlight from the drill program is Hole CDB-6 which returned 6.5 feet of 0.136% eU3O8 beginning at a depth of 155.5 feet (including 0.368% eU3O8 from 157.5-159.0 feet) and 5 feet of 0.167% eU3O8 from 170 -175 feet.

The results were measured for MAX through gamma ray probe readings in Holes CDB-2 through CDB-7 as carried out by Jet West Geophysical Services LLC of Farmington, New Mexico.  Results include the following:

MAX Hole #

Total Depth

Interval

Mineralization

CDB-2

347 feet

270.0-282.0

0.0226 % eU308

CDB-3

347 feet

61.5-264.5

0.031 % eU308

293.0-297.0

0.014 % eU308

CDB-4

181 feet

60.5-164.0

0.036% eU308

Including

162.0-162.5

0.07% eU308

CDB-5

210 feet

180-182.0

0.019% eU308

184.5-190.0

0.074% eU308

Including

186.5-189.0

0.173% eU308

CDB-6

200 feet

155.5-162.0

0.136% eU308

170.0-175.0

0.167% eU308

Including

157.5-159.0

0.368% eU308

Including

173.0-173.5

0.76% eU308

CDB-7

235 feet

201.0-208.0

0.052% eU308

Including

205.0-207.0

0.094% eU308

The uranium intercepts reported to date from this program at C de Baca confirm historic drill results by Occidental Minerals (“Oxymin”) from exploration programs carried out in the early 1980’s.  The current 14 hole drill program is designed to test and confirm the historic Oxymin drilling data.

The C de Baca Project is located 14 miles north of the town of Magdalena and 100 miles south of Albuquerque, New Mexico. The property consists of 108 uranium claims previously explored by Oxymin in the 1980’s.  Oxymin drilled 216 holes and had a best intercept of 7.5 feet of 0.20% U3O8 at a depth of 291 feet. This drilling outlined an exploration target of 1.67 million tons grading 0.18% U3O8 (approximately 6 million lbs of U3O8).  This information is taken from data acquired by MAX and includes drill logs and thickness maps from the original work done by Oxymin.  This report by Occidental Minerals was not compliant with National Instrument 43-101 and predates NI 43-101.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.  MAX intends to upgrade any historic resource figures to comply with NI 43-101 reporting standards on completion of drilling.

QA/QC, Quality Assurance / Quality Control:  Gamma, Spontaneous Potential (SP), and Resistivity values were logged by Jet West Geophysical Services LLC of Farmington, New Mexico.  The Gamma portion of the downhole logging tool was calibrated by uranium-industry standard values located in mines at Grants, New Mexico. In situ uranium grades, expressed as equivalent U3O8 (“eU3O8”) are calculated using the digital gamma ray values acquired by the downhole logging tool and uranium industry standard techniques for gamma log interpretation.  Downhole gamma log interpretation has historically been found to be an accurate representation of in situ grades for uranium mineralization in the Magdelana District.  Chemical assays of samples will be done and used to determine relative trace element concentrations as a guide to future drilling.

Qualified Person: The C de Baca Uranium Project is managed by Mr. Clancy J. Wendt, P. Geo., and a Qualified Person as defined by National Instrument 43-101 guidelines. This Press Release has been prepared and revised under the supervision of Clancy Wendt, VP Exploration for Max Resource Corp.  Stewart Brothers of Grants, New Mexico is the drilling contractor.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date July 5, 2007

By:      /s/ Stuart Rogers

Stuart Rogers

Director